

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Via E-mail
Mr. Joel M. Frank
Chief Financial Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re:** **Och-Ziff Capital Management Group LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-33805**

Dear Mr. Frank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

Assets Under Management and Fund Performance, page 64

CLOs, page 70

1.   We note your disclosure that incentive income from collateralized loan obligations (CLOs) is equal to 20% of the excess cash flows due to the holders of the subordinated notes, subject to a stated hurdle rate. We further note your disclosure on page 72 that incentive income on longer-term assets, *excluding CLOs*, is based on cumulative performance over a performance measurement period, and is not earned (or recognized as revenue) until it is no longer subject to repayment to the respective fund. However, you

do not explain how and when incentive income from CLOs is earned and recognized, nor do you address any differences from your revenue recognition policy for other long-term assets. Accordingly, please revise your disclosure in future filings to clarify your revenue recognition policy as it relates specifically to incentive income from CLOs.

Understanding Our Results, page 70

Expenses – Compensation and Benefits, page 72

2.   We note your discussion regarding the issuance of Och-Ziff Operating Group D Units to certain executive managing directors and eligible pre-IPO partners. Please respond to the following:

- Provide us with a comprehensive description of these units, including any substantive terms and the specific benefits conveyed to holders.
- Provide us with your accounting analysis supporting your conclusion that these units should not be classified as equity instruments for GAAP purposes, and clarify how such units are reflected in your financial statements.
- Explain why you recognize compensation expense both at the time of initial issuance of Group D Units as well as when such units are converted to Group A Units, and explain how compensation expense is determined in each instance. For example, you disclose that allocations of Group D Units are recorded within compensation and benefits expense on a pro-rata basis with Group A Units. You also disclose that upon conversation of Group D Units into Group A Units, you recognize a one-time charge for vested units as equity-based compensation expense and begin to amortize the grant-date fair value of the unvested units over the vesting period.

Other Income (Loss), page 73

3.   We note that "Net gains of consolidated Och-Ziff funds" is your largest component of Other Income for the year ended December 31, 2012. As such, please revise your future filings to clarify, if true, that these gains (losses) represent realized and unrealized gains/(losses) due to changes in the fair value of investments held by your consolidated funds.

Results of Operations – Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 74

Net Loss Allocated to Noncontrolling Interests, page 76

4.   We note your discussion on page 76 regarding the significant contributors to the decrease in net loss allocated to noncontrolling interests (NCI) during 2012. However, it is not clear from this discussion why the relative proportion of net loss between Class A shareholders and NCI changed so significantly during 2012. In this regard, we note that

during 2008-2011 the net loss allocated to NCI ranged from approximately 70% - 80% of consolidated net loss, but during 2012 the allocation of net loss to NCI was approximately 49%. While we recognize that the increase in income from the consolidated funds and the decrease in the NCI in the Och-Ziff Operating Group from 68.1% to 67% contributed to the overall decrease in net loss allocated to NCI, these changes do not appear to fully explain the magnitude of the change. As such, please tell us and revise your disclosure in future filings to more clearly explain how each component of NCI is calculated.

Item 15. Exhibits and Financial Statement Schedules, page 108

Consolidated Balance Sheets, page F-3

5.   We note that noncontrolling interests represent ownership interests in your subsidiaries held by parties other than you, and are primarily made up of Och-Ziff Operating Group A Units held by your executive managing directors and the Ziffs, and fund investors' interests in the consolidated Och-Ziff funds. We also note that subject to specific redemption provisions applicable to a fund, investors in your multi-strategy hedge funds may generally redeem their investments on an annual or quarterly basis following the expiration of a specified period of time. Please tell us how you considered these redemption provisions in determining whether such noncontrolling interests should be separately presented on your consolidated balance sheets. Refer to ASC 480-10-S99-3A.

Notes to Consolidated Financial Statements, page F-8

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-10

Incentive Income, page F-11

6.   We note your disclosure on page F-12 regarding the recognition of incentive income from consolidated funds. Given that these funds are consolidated, we understand that any incentive income earned from such funds is not included in your consolidated revenues but is instead reflected through a greater allocation of consolidated net income/(loss) being allocated to Class A shareholders, with a corresponding reduction to net income/(loss) allocated to NCI. However, we are unclear as to why you would reflect deferred income from these funds in your consolidated financial statements. Please address the following:

   •   Clarify what you mean when you say that to the extent you are "allocated" incentive income by a consolidated fund that may still be subject to clawback, you defer the recognition of this income in your financial statements. Contrast this statement with your disclosure that incentive income allocations from consolidated funds are reflected through a greater allocation of consolidated net income/(loss) being

- allocated to Class A shareholders, with a corresponding reduction to net income/(loss) allocated to NCI.

- Given that these funds are consolidated, explain how you determined it was appropriate to reflect any amounts earned or received from these funds in your consolidated financial statements, other than through the allocation between Class A shareholders and NCI. In this regard, it would appear that any transactions between you and the consolidated funds (including the allocation or receipt of incentive income) would be intercompany transactions that should be eliminated in consolidation.

- Provide us with a comprehensive example that illustrates how the allocation or receipt of incentive income from a consolidate fund that may still be subject to clawback has been reflected in your financial statements. Provide journal entries if necessary.

Note 4. Fair Value Disclosures, page F-18

Valuation Methodologies for Fair Value Measurements Categorized within Levels II and III, page F-22

7.   We note that the fair values of your real estate investments are generally based upon discounting the expected cash flows from the investment or a cash flow multiple. From the table on page F-24 we note that at December 31, 2012 approximately 85% of your real estate investments were fair valued using a discounted cash flow valuation technique. Please revise your future filings to disclose what methods you use to determine the fair value of your remaining real estate investments.

8.   We note that the fair values of your investment in collateralized debt obligations, residential and commercial mortgage-backed securities, commercial real estate debt, common and preferred stock, asset-backed securities and bank debits are generally determined using broker quotes or are based on invested capital. We also note your disclosures related to your valuation process for fair value measurements categorized within Level III disclosed beginning page F-24. Please enhance your disclosure in future filings to disclose the following:

- For the period presented, the percentage of the investments that were fair valued using broker quotes vs. invested capital;
- The average number of broker quotes received and whether such quotes are binding or non-binding;
- The process you undertake to validate the broker quotes received;
- Whether the broker(s) provide you sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and
- The frequency with which you adjust the pricing of any particular security you receive from the broker(s).

9.   As a related matter, please explain how you determined that invested capital is reflective of an exit price for purposes of fair value measurement.

10.   We note that certain of your natural resource assets maybe valued based on recent financings or based on the fair value of certain underlying publicly traded securities held by an investee, adjusted for lack of marketability. Please revise your disclosure in future filings to explain how such lack of marketability discounts are determined, including the range of the discounts used.

11.   We also note that the fair value for certain energy and natural resources limited partnership investments and investment in affiliated funds was estimated using net asset value, adjusted for an illiquidity discount. However, it is not clear to us where you have provided the minimum required disclosures of ASC 820-10-50-6A. Please advise or revise your disclosure in future filings as necessary.

12.   Additionally, from the table on page F-24 we note that at December 31, 2012 you used a 20% illiquidity discount to fair value the majority of your energy and natural resources limited partnerships. Please revise your future filings to more clearly explain how this illiquidity discount was determined, including the specific liquidity methods used to determine such discount.

Information about Significant Inputs Used in Fair Value Measurements Categorized within Level III, page F-24

13.   We note that your tabular disclosure of Level III fair value measurements excludes those investments valued primarily using broker quotes, invested capital for recent transactions or net asset value for investments in affiliated funds. Please revise your disclosure in future filings to quantify the amount of investments valued using each of these methods.

14.   We note your disclosure of the range of significant unobservable inputs used in the fair value measurement of level 3 real estate investments. Given the range of assumptions, please revise your future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, or provide a qualitative discussion around the distribution within the range.

Note 5 – Variable Interest Entities, page F-25

Funds, page F-25

15.   We note your disclosure that many of your funds are considered variable interest entities (VIEs). Given your involvement with a number of entities and the fact that only certain of them are consolidated, please revise your future filings to provide a more specific understanding of the types of entities with which you are involved, why certain entities are considered VIEs vs. voting interest entities, and the key considerations in determining

whether such entities should be consolidated. In this regard, we note your accounting policy disclosure on page F-10 discusses your consolidation policy in somewhat general terms but does not provide the reader with a sense of the specific types of entities with which you are involved and how your consolidation determination may vary by entity based on the consolidation model applied.

16.   As a related matter, you disclose that substantially all of your funds that are VIEs qualify for the deferral granted under ASU 2010-10, and accordingly your determination as to whether you are the primary beneficiary of such VIEs is based on whether you are exposed to the majority of the expected losses or receive a majority of the expected residual returns. We further note your disclosure on page F-26 that you consolidate funds that are VIEs where the investors in the funds lack substantive kick-out rights or liquidation rights. Please revise your disclosure in future filings to clarify how the lack of substantive kick-out or liquidation rights factors into your determination as to whether you are the primary beneficiary of such VIEs. For example, if true, clarify that the lack of substantive kick-out or liquidation rights impacts your determination as to whether the fees you receive as a decision-maker are considered variable interests, and that by including these fees as variable interests in your quantitative analysis you have determined that you are exposed to the majority of the expected losses or receive a majority of the expected returns.

CLOs, page F-26

17.   We note that, beginning in 2012, you sponsored the formation of CLOs for which you serve as the collateral manager and receive collateral management fees for these services. We also note that you have the potential to earn incentive income equal to 20% of the excess cash flows due to the holders of the subordinated notes, subject to a stated hurdle rate. Finally, we note that as of September 30, 2013 you had seed investments of $15 million in one of your sponsored CLOs. Please provide us with a comprehensive analysis supporting your determination that you are not required to consolidate these CLOs. In this regard, we note that although you have concluded that you have the power (as collateral manager) to direct the activities of the CLO that most significantly impact the entity's economic performance, you do not believe that you have the obligation to absorb losses or the right to receive benefits that would potentially be significant to the VIE. Your disclosure indicates that you performed a quantitative analysis and determined that under various scenarios your fees "would not" be significant to the CLOs, but it is not clear whether you determined if they "could" potentially be significant. Furthermore, it is not clear how you considered any seed investments in these CLOs in your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Angela Connell, at (202) 551-3426 if you have questions regarding these comments.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant